UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

                          SCHEDULE 13D
                 UNDER THE EXCHANGE ACT OF 1934
                       (Amendment No. 3 )_/1

                   First Priority Group, Inc.
                        (Name of Issuer)

             Common Stock, $.015 par value per share
                 (Title of Class of Securities)

                          33591 42 06
                         (CUSIP Number)

                        Michael D. London
                         General Partner
                       The Golddonet Group
                   221 Main Street, Suite 250
                    San Francisco, CA  94105
                         (415) 836-6800
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                  January 10, 14, 18, 19, 2000
    (Dates of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

NOTE:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)

__________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 9 Pages

                          SCHEDULE 13D

CUSIP No.    33591 42 06                               Page   2   of   9   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Golddonet Group

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [  ]
                                                                       (b)  [  ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)           [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        California

   NUMBER     7   SOLE VOTING POWER
     OF            845,000
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY       0
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING        845,000
   PERSON    10   SHARED DISPOSITIVE POWER
    WITH           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         845,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9
14  TYPE OF REPORTING PERSON *
         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP No.    33591 42 06                               Page   3   of   9   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael D. London

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [  ]
                                                                       (b)  [  ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         NA

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)           [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

   NUMBER     7   SOLE VOTING POWER
     OF            0
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY       845,000
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING        0
   PERSON    10   SHARED DISPOSITIVE POWER
    WITH           845,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         845,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9

14  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP No.    33591 42 06                               Page   4   of   9   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sheldon L. Goldman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [  ]
                                                                       (b)  [  ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         NA

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)           [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

   NUMBER     7   SOLE VOTING POWER
     OF            0
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY       845,000
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING        0
   PERSON    10   SHARED DISPOSITIVE POWER
    WITH           845,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         845,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9

14  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP No.    33591 42 06                               Page   5   of   9   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ronald H. Colnett

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [  ]
                                                                       (b)  [  ]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         NA

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)           [    ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

   NUMBER     7   SOLE VOTING POWER
     OF            0
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY       845,000
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING        0
   PERSON    10   SHARED DISPOSITIVE POWER
    WITH           845,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         845,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9

14  TYPE OF REPORTING PERSON *
         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D, as amended ("Schedule"), relates to the Common Stock, $.015 par value per share ("Common Stock"), of First Priority Group, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 51 East Bethpage Road, Plainview, New York 11803.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule is filed by The Golddonet Group, a California general partnership ("TGG"). Its address is 221 Main Street, San Francisco, California 94105. The general partnership interests in TGG are held as follows: Michael D. London, as trustee for the London Family Trust (51%), Sheldon L. Goldman, as trustee for the Goldman Family Trust (24.5%), and Ronald H. Colnett, as trustee for the Ronald H. and Linda S. Colnett Trust (24.5%). Messrs. London, Goldman and Colnett are referred to herein as the "Partners."

          During the last five years, none of TGG nor any of the Partners has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of such persons been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. London is the CEO of American Information Company Inc. ("AIC"). Mr. Goldman is the President of Auto Insider Service Inc. ("Auto Service") and Executive Vice President of AIC. The business address for Messrs. London and Goldman and for the principal offices of AIC and Auto Service is 221 Main Street, Suite 250, San Francisco, California 94105. Mr. Colnett's address is 2965 Pacific Avenue, San Francisco, California 94115. He is a self-employed marketing and business consultant.

          Each of the Partners is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not Applicable. This Amendment No. 3 to the Schedule is being filed solely to report the sale by TGG of (i) 350,000 options to purchase Common Stock ("Options") to Leonard Giarraputo and Frances Giarraputo (the "Giarraputos"), which Options were granted to TGG by the Giarraputos pursuant to a purchase agreement dated December 2, 1998 (the "Giarraputo Purchase Agreement") and (ii) 100,000 shares of Common Stock on the market.



ITEM 4.   PURPOSE OF TRANSACTION

          See Item 3, above.

          Except as stated in Item 6, neither TGG nor any of the Partners has any plans or proposals which would result in any of the events described in Item 4 (a) through (j).

                     Page 6 of 9 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) TGG beneficially owns 845,000 shares of Common Stock, consisting of (i) 150,000 shares actually owned and (ii) 695,000 shares underlying Options granted to TGG under the Purchase Agreements. The shares beneficially owned by TGG represent approximately 9.9% of the Common Stock outstanding, based on 8,331,800 shares outstanding as of November 15, 1999 (as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1999), as adjusted to reflect the assumed issuance of 245,000 shares underlying Options under Giarraputo Purchase Agreement and the purchase agreement dated December 2, 1998 with Michael Karpoff and Patricia Rothbardt (the "Karpoff Purchase Agreement" and, together with the Giarraputo Purchase Agreement, the "Purchase Agreements").

          Each of the Partners, as trustee of a trust that is a general partner in TGG, indirectly beneficially owns the shares of Common Stock beneficially owned by TGG.

          (b) TGG has sole voting and dispositive power with respect to the 150,000 shares that it actually owns. As general partners of TGG, the Partners may be deemed to share voting and dispositive power with respect to such shares.

          (c) Except for the purchase of 50,000 Shares by TGG on January 10, 2000, and the sale of the Options and Shares described in Item 3, none of the reporting persons has effected any transactions in the Common Stock in the last 60 days.

          (d)  None of the persons named in paragraph (a) of this
Item 5 is aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by TGG.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On December 2, 1998, TGG entered into an agreement (the "Kirlin Agreement") with Kirlin Securities Inc. ("Kirlin") which provides that, if the Company is merged with AIC, TGG will use its reasonable efforts to have the merged company pay to Kirlin a customary finder's fee in warrants to purchase common stock of the merged entity, subject to certain conditions.

          The only contracts, arrangements, understandings and relationships among the persons identified in Item 2 and between such persons and any other person with respect to any security of the Company are the Purchase Agreements and the Kirlin Agreement. Summaries in this Schedule of the terms of such agreements are qualified in their entirety by reference to the full text of the agreements, which previously have been filed as Exhibits to this Schedule.

                     Page 7 of 9 Pages

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement and Power of Attorney, dated December 11, 1998, by the Reporting Persons *

Exhibit 2: Agreement among TGG and the Giarraputo Sellers, dated December 2, 1998, as amended December 9, 1998*

Exhibit 3:     Agreement among TGG and the Karpoff Sellers, dated
          December 2, 1998, as amended December 9, 1998*

Exhibit 4:     Omitted

Exhibit 5:     Agreement between TGG and Kirlin, dated December
          2, 1998*

* Previously filed.

SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2000  The Golddonet Group


                              By: /s/ Michael D. London
                                 Michael D. London, General Partner


                              London Family Trust


                              By: /s/ Michael D. London
                                 Michael D. London, Trustee


                              Goldman Family Trust


                              By:  *
                                 Sheldon L. Goldman, Trustee

                     Page 8 of 9 Pages

                              Ronald H. and Linda S. Colnett Trust


                              By: /s/ Ronald H. Colnet
                                 Ronald H. Colnett, Trustee

*  By: /s/ Michael D. London
     Michael D. London
     Attorney-in-Fact


                     Page 9 of 9 Pages